AR/S

02067921

P.E.
9/30/02

LEXINGTON B & L Financial Corp.

2002

ANNUAL REPORT

Lexington B & L Financial Corp.

2002 ANNUAL REPORT

TABLE OF CONTENTS

LEXINGTON B & L Financial Corp.

Message To Our Stockholders:

Lexington B & L Financial Corp. completed a year of record earnings during fiscal year ending September 30, 2002. Earnings totaled $888 thousand representing an increase of 45.9%, while diluted earnings per share totaled $1.23, which is an increase of 46.4% over last year. Our loan portfolio increased $2.7 million to $75.2 million. Our investment in mortgage-backed securities increased investment securities $5.7 million or 18.5%. Although our total deposits decreased $4.7 million as a result of lower interest rates, FHLB advances were utilized to fund the increase in the earning asset base. Total assets grew to $131.4 million, an increase of 4.0%, and the return on stockholders equity increased to 6.0%.

Stockholders' equity increased to $14.8 million at September 30, 2002, which is equivalent to a tangible book value of $19.24 per share. We paid a regular dividend of $0.30 per share. A special dividend of $0.10 per share was declared in October 2002 in response to the Board's recognition of a successful year. Dividend payout considering the regular and special dividend equaled 32.5% of diluted earnings per share.

During the year the Board has been working on a strategic plan for the direction of the Company over the next five years. The strategic objectives were established around the following adopted mission statement:

"To be a community-oriented financial institution committed to being a leader in service and meeting the financial needs of all the constituents, including individuals, small business and farms, in the markets we serve through a broad range of financial products and services; while dedicated to enhancing the return and value of our stockholders' investment."

One of the strategic objectives developed in the planning process was to increase market penetration through expansion. Your Board is currently reviewing the opening of a new branch and we hope that within the next several months we can announce its location. Also, the payment of the special dividend was the result of adopting the strategic objective to share with stockholders the financial rewards of owning Lexington B & L Financial Corp stock.

The current year will present a challenge for management. We expect a continuation of low interest rates, and maintaining our current level of interest spread and margin will require close monitoring. Further declines in yields on adjustable rate loans should be offset by repricing of maturing certificates of deposit. Because of our large equity base, we have the opportunity to continue to increase the volume of earning assets, which would benefit net income. The majority of our loans continue to be adjustable rate loans, which will assist us in maintaining net interest earnings if interest rates should rise.

Thank you for your continued support.

Sincerely

William J. Huhmann
President and Chief Financial Officer

E. Steva Vialle
Chief Executive Officer

BUSINESS OF THE CORPORATION

Lexington B & L Financial Corp. ("Company"), a Missouri corporation, is the holding company for B & L Bank ("B&L"). The Company also owns a mortgage-banking subsidiary, B & L Mortgage, Inc. ("MTG"). MTG originates residential mortgages for resale in the secondary mortgage market. At September 30, 2002, the Company had total consolidated assets of $131.4 million and consolidated stockholders' equity of $14.8 million.

The Company is not engaged in any significant business activity other than holding the stock of B&L and MTG. Accordingly, the information set forth in this report, including financial statements and related data, applies primarily to the operations of its banking and mortgage banking subsidiaries.

B&L is a federal stock savings bank, originally organized in 1887. B&L is regulated by the Office of Thrift Supervision ("OTS"). The deposits of B&L are insured up to applicable limits by the FDIC and it is a member of the Federal Home Loan Bank ("FHLB") System.

The Company's banking subsidiary operates as a community-oriented financial institution devoted to serving the needs of its customers in Lexington, Wellington and Callao, Missouri and nearby communities. B&L Bank's business consists primarily of attracting deposits from the general public and using those funds to originate residential real estate, commercial, agriculture and consumer loans.

COMMON STOCK INFORMATION

The Company's common stock is traded on the Nasdaq SmallCap Market under the symbol "LXMO". As of September 30, 2002, there were approximately 300 stockholders of record and 726,952 shares of common stock outstanding (including unreleased Employee Stock Ownership Plan ("ESOP") shares of 35,780). Dividend payments by the Company are dependent primarily on dividends received by the Company from its banking subsidiary. Under federal regulations, the dollar amount of dividends B&L may pay is dependent upon its capital position and recent net income. However, B&L may not declare or pay a dividend on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of the institution to be reduced below the amount required for the liquidation account which was established in accordance with OTS regulations. The Company also has certain dividend limitations applicable under Missouri law that prohibits it from declaring or paying dividends when its net assets are less than its stated capital or when the payment of any dividends would reduce its net assets below its stated capital.

The following table sets forth the market price range of the Company's common stock and dividends paid for the years ended September 30, 2002 and 2001. Share price information was provided by the Nasdaq Stock Market.

	Fiscal 2002			Fiscal 2001		
	High	Low	Dividends	High	Low	Dividends
First Quarter	$13.00	$12.05	$ ---	$12.50	$11.00	$ ---
Second Quarter	$13.80	$12.40	$0.15	$13.00	$11.19	$0.15
Third Quarter	$16.20	$13.01	$ ---	$13.00	$12.25	$ ---
Fourth Quarter	$16.10	$14.20	$0.15	$13.00	$12.10	$0.15

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain information concerning the consolidated financial position and results of operations of the Company at and for the dates indicated. The consolidated data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and its subsidiaries presented herein.

	At September 30,				
	2002	2001	2000	1999	1998
	(Dollars in Thousands)				
SELECTED FINANCIAL CONDITION DATA:					
Total assets	$131,423	$126,389	$107,687	$106,693	$93,761
Loans receivable, net	75,215	72,504	64,680	62,126	62,315
Investment securities	36,525	30,811	30,021	32,700	17,338
Cash and interest-bearing deposits(1)	9,016	13,251	4,746	6,091	8,985
FHLB stock	1,017	618	543	535	520
Deposits	95,386	100,129	85,338	85,150	76,764
Advances from FHLB	20,164	10,337	7,003	5,162	---
Stockholders' equity	14,778	14,555	13,944	15,110	15,593

	Year Ended September 30,				
	2002	2001	2000	1999	1998
	(Dollars in Thousands, Except Per Share Amounts)				
SELECTED OPERATING DATA:					
Interest income	$7,924	$8,154	$7,640	$7,337	$6,997
Interest expense	4,545	5,108	4,374	4,282	3,776
Net interest income	3,379	3,046	3,266	3,055	3,221
Provision for loan losses	108	144	70	37	26
Net interest income after provision for loan losses	3,271	2,902	3,196	3,018	3,195
Noninterest income	512	576	465	403	305
Noninterest expense	2,485	2,758	2,441	2,438	2,483
Income before income taxes	1,298	720	1,220	983	1,017
Income taxes	410	111	385	323	358
Net income	$ 888	$ 609	$ 835	$ 660	$ 659
Basic income per share	$ 1.25	$ 0.85	$ 1.12	$ 0.74	$ 0.68
Diluted income per share	$ 1.23	$ 0.84	$ 1.10	$ 0.72	$ 0.66
Dividends per share	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 0.30

	At or For the Year Ended September 30,				
	2002	2001	2000	1999	1998
KEY OPERATING RATIOS:					
Performance Ratios:					
Return on average assets (net income divided by average assets)	0.66%	0.52%	0.79%	0.63%	0.70%
Return on average equity (net income divided by average equity)	6.03	4.25	5.93	4.20	4.00
Interest rate spread (difference between average yield on interest-earning assets and average cost of interest-bearing liabilities)	2.09	2.20	2.60	2.26	2.63
Net interest margin (net interest income to average interest-earning assets)	2.68	2.83	3.32	3.10	3.64
Noninterest expense to assets	1.89	2.18	2.27	2.29	2.65
Average interest-earning assets to interest-bearing Liabilities	116	114	116	119	124
Dividend payout ratio (dividends paid divided by net income per share-basic)	24.00	35.29	29.79	40.54	44.12
Asset Quality Ratios:					
Allowance for loan losses to total loans receivable at end of period	0.98	0.98	0.99	0.96	0.95
Net charge offs to average outstanding loans receivable during the period	0.12	0.11	0.03	0.06	0.06
Non-performing assets to total assets (2)	0.34	0.55	0.41	0.43	0.56
Capital Ratios:					
Equity to total assets at end of period	11.24	11.52	12.95	14.16	16.63
Average equity to average assets	10.95	12.30	13.38	15.08	17.58

	At September 30,				
	2002	2001	2000	1999	1998
OTHER DATA:					
Number of:					
Loans outstanding	2,656	2,978	2,926	3,053	3,095
Deposit accounts	9,926	10,537	10,630	10,659	10,449
Full-service offices	3	3	4	4	4

(1) Includes interest-bearing deposits in other depository institutions.
(2) Non-performing assets include non-accrual loans and other repossessed assets.

SELECTED QUARTERLY FINANCIAL DATA

The following table provides a summary of operations by quarter for the years ended September 30, 2002 and 2001.

	Fiscal 2002 Quarter Ended			
	September 30	June 30	March 31	December 31
	(Dollars in Thousands, Except Per Share Data)			
Interest income	$1,861	$1,959	$2,030	$2,074
Interest expense	1,021	1,072	1,177	1,275
Net interest income	840	887	853	799
Provision for loan losses	20	43	35	10
Net interest income after provision for loan losses	820	844	818	789
Noninterest income	154	123	115	120
Noninterest expense	611	632	623	619
Income before income taxes	363	335	310	290
Income taxes	123	100	112	75
Net income	$ 240	$ 235	$ 198	$ 215
Basic income per share	$ 0.34	$ 0.33	$ 0.28	$ 0.30
Diluted income per share	$ 0.33	$ 0.32	$ 0.28	$ 0.30

	Fiscal 2001 Quarter Ended			
	September 30	June 30	March 31	December 31
	(Dollars in Thousands, Except Per Share Data)			
Interest income	$2,019	$2,066	$2,044	$2,025
Interest expense	1,312	1,352	1,257	1,187
Net interest income	707	714	787	838
Provision for loan losses	41	67	18	18
Net interest income after provision for loan losses	666	647	769	820
Noninterest income	135	210	120	113
Noninterest expense	607	913	643	597
Income before income taxes	194	(56)	246	336
Income taxes	44	(122)	80	109
Net income	$ 150	$ 66	$ 166	$ 227
Basic income per share	$ 0.21	$ 0.09	$ 0.23	$ 0.32
Diluted income per share	$ 0.21	$ 0.09	$ 0.23	$ 0.31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains certain "forward-looking statements". These forward-looking statements, which are included in Management's Discussion and Analysis, describe future plans or strategies and include the Company's expectations of future financial results. The words "believe", "expect", "anticipate", "estimate", "project" and similar expressions identify forward-looking statements. The Company's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors that could affect actual results include interest rate trends, the general economic climate in the Company's market area and the country as a whole, loan delinquency rates, and changes in federal and state regulations. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements.

General

Management's discussion and analysis of the financial condition and results of operations is intended to assist in understanding the consolidated financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto.

Operating Strategy

The business of the Company consists principally of attracting deposits from the general public and using such deposits to originate one- to four-family residential mortgages, commercial, agricultural and consumer loans. The Company also invests in U.S. Treasury securities, certificates of deposit, U.S. Federal agency securities, state and local obligations and mortgage-backed securities. The Company plans to continue to fund its assets primarily with deposits and FHLB advances.

Operating results are dependent primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of interest-bearing liabilities, consisting primarily of deposits. Operating results are also significantly affected by general economic and competitive conditions, primarily changes in market interest rates, governmental legislation and policies concerning monetary and fiscal affairs and housing, as well as financial institutions and the attendant actions of the regulatory authorities.

The Company's strategy is to operate as a conservative, well-capitalized, profitable community-oriented financial institution dedicated to financing home ownership, commercial, agricultural and consumer needs within the market it serves and to provide quality service to all customers. The Company believes that it has successfully implemented its strategy by (i) maintaining strong capital levels, (ii) maintaining effective control over operating expenses to attempt to achieve profitability under differing interest rate scenarios, (iii) limiting interest rate risk, (iv) emphasizing local loan originations, and (v) emphasizing high-quality customer service with a competitive fee structure.

Interest Rate Risk Management

In order to reduce the impact on the Company's net interest earnings due to changes in interest rates, the Company's strategy on interest rate sensitivity risk is to manage the exposure to potential risks associated with changing interest rates by maintaining a balance sheet posture where annual net interest earnings and the market value of portfolio equity are not significantly impacted by unexpected changes in interest rates.

Interest Rate Sensitivity of Net Portfolio Value

B & L Bank measures its interest rate risk ("IRR") in terms of sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. The following table presents the Bank's NPV at September 30, 2002 as calculated by the OTS.

Basis Point Change in Rates	Net Portfolio Value $ Amount	$ Change	% Change
+300 bp	$ 15,053	$ 417	3
+200 bp	15,307	671	5
+100 bp	15,173	537	4
0 bp	14,636	-	-
-100 bp	13,904	(732)	(5)
-200 bp	-	-	-
-300 bp	-	-	-

Because of the market rates of interest at September 30, 2002, calculation of the NPV for a decline of 200 or 300 basis points is not possible.

As with any method of measuring IRR, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Furthermore, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table. Accordingly, actual results could vary significantly from the results predicted by the foregoing table.

Comparison of Financial Condition at September 30, 2002 and 2001

Total assets increased to $131.4 million at September 30, 2002, from $126.4 million at September 30, 2001. The increase can primarily be attributed to a $10.0 million in new FHLB advances offset by a decrease on deposits of $4.7 million. The decrease in deposits can be attributed to a $7.7 million decrease in certificates of deposit as a result of lower rates paid to depositors during the year. The majority of the new funds were invested into the loan portfolio, which increased $2.7 million. While direct loan originations declined $3.2 million, purchased loans of $6.3 million contributed significantly to the higher volume of outstanding loans for the year ended September 30, 2002. Investment securities, which increased $5.7 million funded by the new FHLB advances. Equity increased from $14.6 million at September 30, 2001 to $14.8 million at September 30, 2002, primarily from earnings less treasury stock purchases and dividends. For the year ended September 30, 2002, the Company acquired 42,290 shares of its outstanding common stock at a cost of $634,000 and paid cash dividends of $228,000.

Comparison of Operating Results for the Year Ended September 30, 2002 and 2001

Net Income. For the year ended September 30, 2002, net income increased $279,000 or 45.8% to $888,000 from the $609,000 reported last year. Earnings per share-diluted for the year ended September 30, 2002, increased 39 cents or 46.4% to $1.23 per share from $0.84 per share last year. The increase in net income can be attributed to an increase in the net interest income and lower non-interest expenses.

Net Interest Income. Net interest income increased 10.9% or $332,000 to $3.4 million for the year ended September 30, 2002, from $3.0 million for the year ended September 30, 2001. Total interest income decreased $230,000 to $7.9 million from $8.2 million in 2001. The decrease can be attributed to lower yields on loans and investments. The average yield on earning assets for the year ended September 30, 2002 was 6.29% compared to 7.59% for last year. Total interest expense decreased $563,000 to $4.5 million for the year ended September 30, 2002, from $5.1 million last year. The average rate paid on interest bearing liabilities decreased 119 basis points to 4.20% from 5.39%. The volume of average earning assets increased $18.6 million to $126.1 million and average interest-bearing liabilities increased $13.5 million to $108.2 million during the year ended September 30, 2002 over comparable amounts reported last year. The interest rate spread decreased 11 basis points to 2.09% from 2.20% for last year. The net interest margin decreased 15 basis points to 2.68% from 2.83% for the year ended September 30, 2001. The decrease in the net interest spread and the net interest margin can be attributed to lower yield on loans, investment securities and overnight funds resulting from the general decline in interest rates during the year ended September 30, 2002. The decline in interest rates resulted in the call of $25.4 million of U.S. Agency securities that were reinvested into lower yielding securities. The average yield on the investment securities portfolio decreased 110 basis points to 4.38% from the 5.48% realized last year. The decrease in the average cost of interest-bearing liabilities also can be attributed to the general decline in interest rates. The average rate paid on new and renewing certificates of deposit declined 129 basis points to 4.83% for the year ended September 30, 2002, from 6.12% last year.

Provision for Loan Losses. The provision for loan losses was decreased $36,000 to $108,000 for the year ended September 30, 2002, as compared to $144,000 for last year. Loan charge-offs for the year September 30, 2002 and 2001 totaled to $93,000. Loan recoveries of previously charged off loans totaled $8,000 for the year ended September 30, 2002, compared to $21,000 for last year. Net loan charge-offs for 2002 amounted to $85,000 or 0.12% of average outstanding loans, compared to $72,000 or 0.11% last year. The decrease in the provision for loan losses over last year is attributable to provisions ascertained utilizing the Company's methodologies and documentation requirements to determine the provision for losses and the adequacy of the allowance for loan losses.

Noninterest Income. Noninterest income decreased $64,000 to $512,000 for the year ended September 30, 2002. The decrease in noninterest income can be attributed to a $62,000 gain on the sale of a parking lot last year and to a decline in gains realized on securities called prior to maturity. Securities gains for the year ended September 30, 2002 declined $33,000 from the previous year.

Noninterest Expense. Noninterest expense decreased $274,000 for the year ended September 30, 2002 from last year. The majority of the decrease can be attributed to the contribution of a bank building previously occupied by B&L Bank, with a value of $211,000, to the City of Lexington, Missouri and the cost associated with the merger of the Company's two banking subsidiaries totaling $76,000, which occurred last year. Also contributing to the decline was a decrease in the amortization of intangible assets of $74,000 as a result of a change in accounting for goodwill as required by SFAS No. 142 and adopted at the beginning of the Company's fiscal year, October 1, 2001. Offsetting these favorable variances were increased occupancy expense of $49,000 and data processing expense of $41,000, which can be attributed to the cost associated with the new banking facility occupied in March 2001 and outsourcing of additional data processing applications previously processed in house.

Income Taxes. The provision for income taxes increased $299,000 to $410,000 for the year ended September 30, 2002, from $111,000 for the year ended September 30, 2001. The effective tax rate for 2002 was 31.6% compared to 15.4% for last year. The lower effective tax rate last year can be attributed to the contribution of a bank building to the City of Lexington resulting in a tax benefit of $172,000.

Comparison of Operating Results for the Year Ended September 30, 2001 and 2000

Net Income. For the year ended September 30, 2001, net income decreased $226,000 or 27.1% to $609,000 from the $835,000 reported in 2000. Earnings per share-diluted for the year ended September 30, 2001, decreased 26 cents or 23.6% to $0.84 per share from the $1.10 per share in 2000. The decrease in net income can be attributed to a decline in the net interest spread and interest margin, higher provision for loan losses and higher noninterest expense.

Net Interest Income. Net interest income decreased 6.7% or $220,000 to $3.0 million for the year ended September 30, 2001, from $3.3 million for the year ended September 30, 2000. Total interest income increased $514,000 to $8.2 million from $7.6 million in 2000. The increase can be attributed to an increased volume of average earning assets, which increased $9.0 million to $107.5 million during the year ended September 30, 2001 from $98.5 million in 2000. The interest rate spread decreased 40 basis points to 2.20% from 2.60% for fiscal 2000. The net interest margin decreased 49 basis points to 2.83% from 3.32% for the year ended September 30, 2000. The decrease in the net interest spread and the net interest margin can be attributed to the yield on investment securities and overnight funds. As a result of the general decline in interest rates during the year ended September 30, 2001, a majority of the Federal agency securities held at the beginning of the year were called and reinvested at a lower yield. The average yield on the investment securities portfolio decreased 53 basis points to 5.48% from the 6.01% realized in 2000. The average cost of interest bearing liabilities of 5.39% for the year ended September 30, 2001 increased 23 basis points from 5.16% reported in 2000. The increase in the average cost of funds can be attributed to competitive pressures, which necessitated higher rates of interest on new and renewing certificates of deposit during the first five months of fiscal 2001.

Provision for Loan Losses. The provision for loan losses was $144,000 for the year ended September 30, 2001, as compared to $70,000 for fiscal 2000. Loan charge-offs for the year September 30, 2001 totaled to $93,000 compared to $31,000 in 2000. Net loan charge-offs for 2001 amounted to $72,000 or 0.11% of average outstanding loans, compared to $21,000 or 0.3% in 2000. The increase in the provision for loan losses over fiscal 2000 is attributable to provisions required by the Company's methodologies and documentation requirement to determine the provision for losses and the adequacy of the allowance for loan losses.

Noninterest Income. Noninterest income increased $112,000 to $576,000 for the year ended September 30, 2001. The increased noninterest income can be attributed to a $62,000 gain on the sale of a parking lot and to gains realized on securities called prior to maturity.

Noninterest Expense. Noninterest expense increased $317,000 for the year ended September 30, 2001 over fiscal 2000. The majority of the increase can be attributed to the contribution of a bank building previously occupied by B&L Bank, with a value of $211,000, to the City of Lexington, Missouri. Also contributing to the increase in non-interest expense were increases in salary and benefits of $13,000, occupancy of $61,000, and data processing of $43,000, which can be attributed to the merger of the Company's two banking subsidiaries and the cost associated with the new banking facility occupied in March 2001.

Income Taxes. The provision for income taxes decreased $274,000 to $111,000 for the year ended September 30, 2001, from $385,000 for the year ended September 30, 2000. The effective tax rate for 2001 was 15.4% compared to 31.6% for fiscal 2000. The decline in the effective tax rate can be attributed to the contribution of a bank building to the City of Lexington with a carrying value of $211,000, which for tax purposes will be deducted at its appraised value of $465,000 for a tax benefit of $172,000.

	Year Ended September 30,								
	2002			2001			2000		
	Average Balance(1)	Interest Income & Expense	Yield/ Cost	Average Balance(1)	Interest	Yield/ Cost	Average Balance(1)	Interest	Yield/ Cost
	(Dollars in Thousands)								
Interest-earning assets(2):									
Loans receivable	$ 73,656	$5,720	7.77%	$ 66,542	$5,941	8.93%	$ 62,440	$5,475	8.77%
Investment securities and other interest-bearing deposits	48,974	2,143	4.38	36,998	2,027	5.48	33,783	2,030	6.01
Federal funds sold	3,432	61	1.78	3,959	186	4.70	2,253	135	5.99
Total interest-earning assets	126,062	7,924	6.29	107,499	8,154	7.59	98,476	7,640	7.76
Noninterest-earning assets	8,573			9,072			6,708		
Total assets	$134,635			$116,571			$105,184		
Interest-bearing liabilities:									
NOW, money market and passbook accounts	$ 27,140	697	2.57	$ 22,107	776	3.51	$ 22,454	804	3.58
Certificates of deposit	61,358	2,961	4.83	63,639	3,892	6.12	56,889	3,280	5.77
Total deposits	88,498	3,658	4.13	85,746	4,668	5.44	79,343	4,084	5.15
FHLB advances	19,664	881	4.48	8,802	425	4.83	5,182	265	5.11
Notes payable	66	6	9.09	158	15	9.49	253	25	9.88
Total interest-bearing liabilities	108,228	4,545	4.20	94,706	5,108	5.39	84,778	4,374	5.16
Noninterest-bearing liabilities	11,670			7,532			6,331		
Total liabilities	119,898			102,238			91,109		
Stockholders' equity	14,737			14,333			14,075		
Total liabilities and stockholders' Equity	$134,635			$116,571			$105,184		
Net interest income		$3,379			$3,046			$3,266	
Interest rate spread			2.09%			2.20%			2.60%
Net interest margin			2.68%			2.83%			3.32%
Ratio of average interest-earning assets To average interest-bearing liabilities	116%			114%			116%		

(1) Average balances for a period are calculated using the average daily balance during each period.
(2) Interest-earning assets include non-accrual loans and loans 90 days or more past due.

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and, (iii) to the net change. The changes attributed to the combined impact of rate and volume have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended September 30,					
	2002 Compared to 2001 Increase (Decrease) Due to			2001 Compared to 2000 Increase (Decrease) Due to		
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in Thousands)					
Interest-earning assets:						
Loans receivable (1)	$ (819)	$ 598	$(221)	$ 101	$365	$ 466
Investment securities and other interest-bearing deposits	(459)	575	116	(187)	184	(3)
Federal funds sold	(103)	(22)	(125)	(35)	86	51
Total net change in income on interest-earning assets	(1,381)	1,151	(230)	(121)	635	514
Interest-bearing liabilities:						
Passbook, NOW and money market accounts	(234)	155	(79)	(16)	(12)	(28)
Certificates of deposit	(796)	(135)	(931)	207	405	612
FHLB advances	(33)	489	456	(16)	176	160
Notes payable	(1)	(8)	(9)	0	(10)	(10)
Total interest-bearing liabilities	(1,064)	501	(563)	175	559	734
Net change in net interest income	$ (317)	$ 650	$ 333	$(296)	$ 76	$(220)

(1) For purposes of calculating volume, rate and rate/volume variances, non-accrual loans are included in the weighted-average balance outstanding

Liquidity and Capital Resources

The Company's banking subsidiary, B&L, must maintain an adequate level of liquidity to ensure availability of sufficient funds to support loan growth and deposit withdrawals, satisfy financial commitments and to take advantage of investment opportunities.

The primary source of liquidity for B&L is liability liquidity, which is the ability to raise new funds and renew maturing liabilities. Principal sources of liability liquidity are customer's deposits and advances from the FHLB. Asset liquidity is typically provided from the proceeds from principal and interest payments on loans, investment securities and net operating income. While scheduled maturities of loans and investment securities are somewhat predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Liquidity and Capital Resources - Cont'd

Liquid funds necessary for normal daily operations are maintained with the FHLB of Des Moines and correspondent banks. Excess funds over balances required to cover bank charges for services, are sold in overnight Federal funds or transferred to time deposit accounts at the FHLB. At September 30, 2002, B&L held $3.9 million in excess funds in time deposit accounts at the FHLB and Federal funds sold.

The Company uses its sources of funds primarily to fund loan commitments and to pay deposits withdrawals. At September 30, 2002, the Company had commitments to originate loans aggregating approximately $9.3 million. As of September 30, 2002, certificates of deposit amounted to $57.8 million, or 60.6% of total deposits, including $42.6 million that are scheduled to mature in less than one year. Historically, the Company has been able to retain a significant amount of its deposits as they mature. The Company believes it has adequate resources to fund all loan commitments through deposit growth by adjusting the offering rates of certificates to retain deposits in changing interest rate environments or, if necessary, through FHLB advances.

Net cash provided by operating activities for the Company during the year ended September 30, 2002, was $1.6 million. Net income of $888,000, adjusted for non-cash charges, largely accounted for the net cash provided by operating activities. Net cash used by investing activities was $9.9 million. The largest component of cash used by investing activities was the increase in investment securities and loans purchased. Net cash provided by financing activities was $4.1 million. The largest component of cash provided by financing activities was from new FHLB advances of $10.0 million.

At September 30, 2002, the Company's stockholders' equity totaled $14.8 million or 11.2% of total assets compared to $14.6 million or 11.5% at September 30, 2001. The increase can be attributed to retained earnings less the repurchase of the Company's common stock, which during the year ended September 30, 2002, amounted to $634,000. The Company is not subject to any regulatory capital requirements. B&L is subject to certain capital requirements imposed by the OTS and FDIC, which were satisfied at September 30, 2002. See Note J of the Consolidated Financial Statements.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

See Note A of the Notes to the Consolidated Financial Statements.

510 S. Muldrow
P.O. Box 775
Mexico, MO 65265
Telephone (573) 581-6773
Facsimile (573) 581-3209

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Lexington B & L Financial Corp.
Lexington, Missouri

We have audited the accompanying consolidated statements of financial condition of Lexington B & L Financial Corp. ("Company") as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Moore, Horton & Carlson, P.C.

Mexico, Missouri
November 18, 2002

Lexington B & L Financial Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30 2002	September 30 2001
ASSETS		
Cash and due from banks	$ 2,107,707	$ 1,738,068
Interest-bearing deposits	6,908,632	11,513,314
Investment securities—Note B		
Available-for-sale, at fair value	31,711,326	24,737,457
Held-to-maturity (fair value of $4,979,260 and $6,194,394, respectively)	4,813,567	6,073,428
Federal funds sold	2,466,000	1,919,000
Stock in FHLB of Des Moines	1,016,900	618,400
Loans held for sale	420,314	197,437
Loans receivable—Note C	75,214,901	72,504,032
Accrued interest receivable—Note D	1,022,787	1,132,287
Premises and equipment—Note E	3,511,513	3,851,665
Cost in excess of net assets acquired	789,370	789,370
Other assets	1,439,484	1,314,524
TOTAL ASSETS	$131,422,501	$126,388,982
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits—Note F	$ 95,385,784	$100,129,183
Advances from borrowers for property taxes and insurance	168,168	201,376
Advances from FHLB—Note G	20,164,214	10,336,980
Notes payable—Note H	---	83,219
Other liabilities	925,911	1,082,782
TOTAL LIABILITIES	116,644,077	111,833,540
Commitments and contingencies—Note M		
Stockholders' Equity—Notes I, J and K		
Preferred stock, $.01 par value; 500,000 shares authorized, none issued		
Common stock, $.01 par value; 8,000,000 shares authorized, 1,265,000 shares issued	12,650	12,650
Additional paid-in capital	12,355,762	12,315,709
Retained earnings	10,524,700	9,864,797
Accumulated other comprehensive income	123,567	89,704
Unearned ESOP shares	(357,802)	(460,042)
Unearned MRDP shares	---	(20,635)
Treasury stock at cost (538,048 and 495,758 shares, respectively)	(7,880,453)	(7,246,741)
TOTAL STOCKHOLDERS' EQUITY	14,778,424	14,555,442
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$131,422,501	$126,388,982

See accompanying notes to consolidated financial statements.

Lexington B & L Financial Corp.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended September 30, 2002, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Unearned MRDP Shares	Treasury Stock	Total Stockholders' Equity
BALANCE AT SEPTEMBER 30, 1999	$12,650	$12,276,979	$ 8,904,935	$(133,218)	$(664,522)	$(181,410)	$(5,105,119)	$15,110,295
Net income	---	---	834,554	---	---	---	---	834,554
Other comprehensive loss, net of tax benefit of $14,778	---	---	---	(25,744)	---	---	---	(25,744)
Repurchase of common stock	---	---	---	---	---	---	(1,949,147)	(1,949,147)
Release of ESOP shares	---	16,296	---	---	102,240	---	---	118,536
Amortization of MRDP	---	---	---	---	---	104,031	---	104,031
Dividends paid ($.30 per share)	---	---	(248,364)	---	---	--	---	(248,364)
BALANCE AT SEPTEMBER 30, 2000	12,650	12,293,275	9,491,125	(158,962)	(562,282)	(77,379)	(7,054,266)	13,944,161
Net income	---	---	608,842	---	---	---	---	608,842
Other comprehensive loss, net of tax of $158,962	---	---	---	248,666	---	---	---	248,666
Repurchase of common stock	---	---	---	---	---	---	(192,475)	(192,475)
Release of ESOP shares	---	22,434	---	---	102,240	---	---	124,674
Amortization of MRDP	---	---	---	---	---	56,744	---	56,744
Dividends paid ($.30 per share)	---	---	(235,170)	---	---	---	---	(235,170)
BALANCE AT SEPTEMBER 30, 2001	12,650	12,315,709	9,864,797	89,704	(460,042)	(20,635)	(7,246,741)	14,555,442
Net income	---	---	888,263	---	---	---	---	888,263
Other comprehensive income, net of tax of $19,000	---	---	---	33,863	---	---	---	33,863
Repurchase of common stock	---	---	---	---	---	---	(633,712)	(633,712)
Release of ESOP shares	---	40,053	---	---	102,240	---	---	142,293
Amortization of MRDP	---	---	---	---	---	20,635	---	20,635
Dividends paid ($.30 per share)	---	---	(228,360)	---	---	---	---	(228,360)
BALANCE AT SEPTEMBER 30, 2002	$12,650	$12,355,762	$10,524,700	$ 123,567	$(357,802)	$ ---	$(7,880,453)	$14,778,424

Comprehensive Income

	Year Ended September 30		
	2002	2001	2000
Net Income	$888,263	$608,842	$834,554
Change in unrealized gains (losses) on securities available-for-sale, net of taxes (benefit) of $19,000, $158,962 and $(14,778), respectively	33,863	248,666	(25,744)
Less reclassification adjustment for gains included in net income, net of tax of $19,500	---	(33,206)	---
	$922,126	$824,302	$808,810

See accompanying notes to consolidated financial statements.

Lexington B & L Financial Corp.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended September 30		
	2002	2001	2000
Interest Income			
Mortgage loans	$4,258,973	$4,474,892	$4,045,390
Other loans	1,461,253	1,465,862	1,428,686
Investment securities and interest-bearing deposits	2,143,238	2,027,061	2,029,792
Federal funds sold	60,516	186,259	135,466
Total Interest Income	7,923,980	8,154,074	7,639,334
Interest Expense			
Deposits	3,658,011	4,667,512	4,083,754
Advances from FHLB	881,031	424,718	264,960
Notes payable	6,293	15,505	24,856
Total Interest Expense	4,545,335	5,107,735	4,373,570
Net Interest Income	3,378,645	3,046,339	3,265,764
Provision for Loan Losses	108,000	143,919	69,865
Net Interest Income After Provision for Loan Losses	3,270,645	2,902,420	3,195,899
Noninterest Income			
Service charges and other fees	425,554	348,949	336,886
Commissions, net	20,295	39,520	53,915
Net income (expense) of foreclosed real estate	---	5,483	(2,684)
Gain on sale of investments	466	33,735	7,560
Other	65,704	148,554	68,493
Total Noninterest Income	512,019	576,241	464,170
Noninterest Expense			
Employee compensation and benefits	1,413,604	1,428,231	1,415,683
Occupancy costs	320,984	271,498	210,733
Advertising	31,735	41,272	34,049
Data processing	199,634	158,168	115,278
Federal insurance premium	17,646	18,266	21,620
Professional and consulting fees	101,181	142,995	157,808
Amortization of intangible assets arising from acquisitions	---	73,674	74,222
Contributions	1,325	216,436	3,580
Other	398,292	408,279	408,042
Total Noninterest Expense	2,484,401	2,758,819	2,441,015
INCOME BEFORE INCOME TAXES	1,298,263	719,842	1,219,054
Income Taxes—Note I	410,000	111,000	384,500
NET INCOME	$ 888,263	$ 608,842	$ 834,554
Basic Income per share	$ 1.25	$ 0.85	$ 1.12
Diluted Income per share	$ 1.23	$ 0.84	$ 1.10

See accompanying notes to consolidated financial statements.

Lexington B & L Financial Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 888,263	$ 608,842	$ 834,554
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	200,154	148,990	93,575
Amortization of premiums and discounts	401,120	36,222	(13,948)
Amortization of deferred loan fees	22,389	14,578	7,670
Provision for salary continuation plan costs	46,577	64,126	86,444
Salary continuation plan payout	(28,485)	---	---
Amortization of cost in excess of net assets acquired	---	73,674	74,222
Gain on sales of foreclosed real estate	---	(5,483)	(2,000)
Gain on held-to-maturity securities	(466)	(529)	(7,560)
Gain on available-for-sale securities	---	(33,206)	---
Provisions for loan losses	108,000	143,919	69,865
Provision for deferred income tax benefit	93,900	(196,500)	(68,800)
Originations of loans held for sale	(5,886,887)	(4,098,995)	(5,175,988)
Proceeds from sale of loans held for sale	5,664,010	4,229,308	5,315,382
ESOP shares released	142,293	124,674	118,536
Amortization of MRDP	20,635	56,744	104,031
Gift of bank building	---	209,233	---
Gain on sale of premises and equipment	---	(61,684)	---
Changes to assets and liabilities increasing (decreasing) cash flows			
Accrued interest receivable	109,500	(228)	(106,991)
Other assets	(26,866)	(88,082)	(2,558)
Other liabilities	(174,963)	(24,580)	141,205
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,579,174	1,201,023	1,467,639
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities/sales of securities available-for-sale	24,113,124	11,568,819	1,122,994
Proceeds from maturities/calls of securities held-to-maturity	1,249,443	17,139,009	2,312,500
Net (increase) decrease in federal funds sold	(547,000)	(545,000)	(856,000)
Purchase of FHLB stock	(398,500)	(75,500)	(8,000)
Loans originated, net of repayments	3,418,242	(3,185,947)	(2,603,129)
Proceeds from sales of foreclosed real estate	---	---	5,000
Purchase of securities available-for-sale	(31,424,366)	(28,123,628)	(577,058)
Purchase of securities held-to-maturity	---	(989,977)	(198,547)
Purchase of loans	(6,259,500)	(4,790,687)	---
Proceeds on sale of bank premises and equipment	---	130,000	---
Purchase of premises and equipment	(70,996)	(1,446,027)	(1,745,593)
NET CASH USED IN INVESTING ACTIVITIES	(9,919,553)	(10,318,938)	(2,547,833)

Lexington B & L Financial Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Cont'd

	Year ended September 30		
	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	$(4,743,399)	$14,790,707	$ 188,224
Net increase (decrease) in advances from borrowers for property taxes and insurance	(33,208)	21,280	(1,828)
Payments on notes payable	(83,219)	(95,000)	(95,000)
Advance from FHLB			
Borrowings	10,000,000	3,500,000	2,000,000
Repayments	(172,766)	(165,666)	(158,930)
Payment of dividends	(228,360)	(235,170)	(248,364)
Purchase of treasury stock	(633,712)	(192,475)	(1,949,147)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,105,336	17,623,676	(265,045)
NET INCREASE (DECREASE) IN CASH	(4,235,043)	8,505,761	(1,345,239)
Cash and due from banks, beginning of year	13,251,382	4,745,621	6,090,860
CASH AND DUE FROM BANKS, END OF YEAR	$ 9,016,339	$13,251,382	$4,745,621

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for			
Interest	$ 4,681,934	$ 5,122,398	$3,690,455
Income taxes	$ 331,471	$ 349,806	$ 347,956
Noncash investing and financing activities are as follows			
Loans to facilitate sales of real estate	$ ---	$ 37,000	$ 29,000

See accompanying notes to consolidated financial statements.

Lexington B & L Financial Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002, 2001 and 2000

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying reporting policies and practices of the Company and its subsidiaries conform to generally accepted accounting principles ("GAAP") accepted in the United States of America and to prevailing practices within the thrift and banking industries. A summary of the more significant accounting policies follows:

Nature of Operations: The Company, a Missouri corporation, is the holding company for & L Bank ("B&L"), a Federal savings bank, and B & L Mortgage, Inc. ("MTG"), which originates and sells loans primarily in the secondary market. MTG currently retains no servicing rights on loans originated. On October 1, 1997, the Company acquired 100% of the outstanding stock of Lafayette County Bank ("LCB"), in a transaction accounted for as a purchase. On April 6, 2001, LCB was merged into B&L.

The Company through its subsidiaries provides a variety of financial services to individual and corporate customers including checking, money market and savings accounts and certificates of deposit. Its primary lending products are one- to four-family residential mortgage, commercial, agriculture and consumer loans.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, B&L and MTG. Significant intercompany balances and transactions have been eliminated in consolidation.

Investment Securities: Investment securities are classified as held to maturity, which are recorded at amortized cost, or available-for-sale, which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Purchases of investment securities are recorded on settlement date.

Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. These securities are reported at fair value.

Gains or losses on sales of securities are recognized in operations at the time of sale and are determined by the difference between the net sale proceeds and the cost of the securities using the specific identification method, adjusted for any unamortized premiums or discounts. Premiums or discounts are amortized or accreted to income using a method that approximates the interest method over the period to expected maturity.

Stock in Federal Home Loan Bank of Des Moines: Stock in the FHLB of Des Moines is stated at cost and the amount of stock held is determined by regulation. No ready market exists for such stock and it has no quoted market value.

Loans Held for Sale: Mortgage loans originated and held for sale are carried at the lower of cost or market on an aggregate basis. Loans held for sale were originated by MTG and are generally committed for sale at the time of origination. MTG recognizes no gain or loss on the sale of these loans and receives a predetermined fee for the origination. Sales are made without recourse and no rights are retained on loans sold to others.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Cont'd

Loans Receivable: Loans receivable are carried at unpaid principal balances, adjusted for deferred loan origination fees and the allowance for loan losses. Loan origination and commitment fees and certain direct loan origination costs are deferred in accordance with SFAS No. 91 *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases*. Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income over the contractual life of the loan using a method which approximates the interest method.

The Company's real estate loan portfolio consists primarily of long-term loans secured by first-trust deeds on single-family residences, other residential property, commercial property and land. The adjustable-rate mortgage is the Company's primary loan investment.

Mortgage and Consumer loans which comprise the Company's homogeneous loan portfolio, are automatically placed on nonaccrual status when principal or interest is delinquent for 90 days or more. Loans in the homogeneous loan portfolio are automatically returned to accrual status at such time as principal and interest on the loans are less than 90 days delinquent. Loans in the Company's non-homogeneous loan portfolio are generally placed on nonaccrual status when principal and interest is delinquent for 90 days or more. Non-homogeneous loans are returned to accrual status when in management's judgment the borrower's has the ability to make periodic interest and principal payments in accordance with contractual loan terms. Accrued interest on loans placed on nonaccrual is reversed and interest income is recognized only to the extent cash payments are received until such time the loan is returned to accrual status.

Allowance for Loan Losses: The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

The Company accounts for impaired loans under SFAS No. 114 *Accounting by Creditors for Impairment of a Loan*. All nonaccrual loans are considered impaired, except those classified as small-balance homogeneous loans which are collectively evaluated for impairment on the basis of historical loss data and other qualitative factors. The Company considers all one-to four and multi-family residential mortgage loans, and all consumer and other loans to be smaller homogeneous loans. Impaired loans are assessed individually and impairment identified when (a) the accrual of interest has been discontinued, (b) loans have been restructured, or (c) management has serious doubts about the future collectibility of principal and interest, even though the loans are currently performing. Factors considered in determining impairment include, but are not limited to expected future cash flow, the financial condition of the borrower and current economic conditions. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the valuations. In addition, regulatory examiners may require changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination. Management has elected to continue to use its existing nonaccrual methods for recognizing interest income on impaired loans.

Premises and Equipment: Premises and equipment have been stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed generally on a straight-line basis over the estimated useful lives of the respective assets, which range from five to forty years.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Cont'd

Foreclosed Real Estate: Real estate acquired in settlement of loans is carried at the lower of the balance of the related loan at the time of foreclosure or fair value less the estimated costs to sell the asset. Costs of holding foreclosed property are charged to expense in the current period, except for significant property improvements that are capitalized to the extent that carrying value does not exceed estimated fair market value.

Advertising: The Company's policy with regards to advertising costs is to expense such costs as incurred.

Cost in Excess of Net Assets Acquired: Amounts paid for subsidiaries in excess of the fair value of the net assets are recorded as an asset and were being amortized on a straight-line basis over fifteen years until September 30, 2001. The Company adopted of SFAS No. 142, *Goodwill and Other Intangible Assets*, on October 1, 2001. Cost in excess of net assets acquired is now tested for impairment annually rather than being amortized. No impairment was recorded at September 30, 2002.

Income Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. As changes in tax law or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceed management's estimates of taxes payable on future taxable income.

Employee Stock Ownership Plan (ESOP): Compensation expense under the ESOP is equal to the fair value of common shares released or committed to be released annually to participants in the ESOP. Common stock purchased by the ESOP and not allocated to participants is included in the consolidated balance sheets at cost as a reduction of stockholders' equity. Dividends on allocated ESOP shares are recorded as a reduction of stockholders' equity; dividends on unallocated ESOP shares are used to pay debt service on the ESOP loan.

Management Recognition and Development Plan (MRDP): Compensation expense for recognition and retention plans is recognized as the participants vest in shares granted. For fixed awards, compensation expense is measured at the grant date as the fair value of the shares granted. For variable awards, compensation expense is determined each reporting period based on the market price of the Company's common stock at the end of each period.

Stock Option Plan: As allowed under SFAS No. 123, *Accounting For Stock-Based Compensation*, the Company measures stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25, *Accounting For Stock Issued To Employees*. The Company has included in Note K the effect of the fair value of the stock option plan on net income earnings per share on a pro forma basis pursuant to SFAS No. 123.

Statements of Cash Flows: For purposes of the cash flows, cash and amounts due from depository institutions and interest-bearing deposits in other banks with a maturity of three months or less at date of purchase are considered cash equivalents.

Risks and Uncertainties: The Company is a community-oriented financial institution that provides traditional financial services within the areas it serves. The Company is engaged primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential mortgage, commercial, agriculture and consumer loans located primarily in Lafayette and Macon Counties, Missouri. Accordingly, the ultimate collectibility of the Company's loan portfolio is dependent upon market conditions in that area. This geographic concentration is considered in management's establishment of the allowance for loan losses.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Cont'd

The consolidated financial statements have been prepared in conformity with GAAP. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the periods covered. Actual results could differ significantly from these estimates and assumptions.

In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more or less rapidly, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrower's inability or unwillingness to make contractually required payments. Market risk results from changes in the value of assets and liabilities that may impact, favorably or unfavorably, the realizability of those assets and liabilities held by the Company.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgements based on information available to them at the time of their examination.

Net Income Per Share: Basic income per share is based upon the weighted average number of common shares outstanding during the periods presented. Diluted income per share includes the effects of all dilutive potential common shares outstanding during each period.

New Accounting Standard: In August 2001, the FASB issued SFAS No. 144 *Accounting for the Impairment or disposal of Long-Lived Assets*. SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No.144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 31, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective October 1, 2001, as required, without material effect on the Company's financial condition or results of operation.

Reclassification: Certain amounts in the prior periods consolidated financial statements have been reclassified to conform with the current year presentation.

NOTE B--INVESTMENT SECURITIES

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2002:				
Available-for-sale				
U.S. Government and Federal agency obligations	$ 8,317,791	$ 97,802	$ (2,989)	$ 8,412,604
Mortgage-backed securities	23,196,967	169,184	(67,429)	23,298,722
	$31,514,758	$266,986	$(70,418)	$31,711,326
Held-to-maturity				
U.S. Government and Federal agency obligations	$ 900,000	$ 44,352	$ ---	$ 944,352
State and local obligations	3,913,567	121,341	---	4,034,908
	$ 4,813,567	$165,693	$ ---	$ 4,979,260
September 30, 2001:				
Available-for-sale				
U.S. Government and Federal agency obligations	$ 7,518,142	$ 94,259	$ ---	$ 7,612,401
Mortgage-backed securities	17,075,612	89,132	(39,688)	17,125,056
	$24,593,754	$183,391	$(39,688)	$24,737,457
Held-to-maturity				
U. S. Government and Federal agency obligations	$ 1,860,451	$ 55,333	$ (2,150)	$ 1,913,634
State and local obligations	4,212,977	84,317	(16,534)	4,280,760
	$ 6,073,428	$139,650	$(18,684)	$ 6,194,394

The scheduled contractual maturities of debt securities at September 30, 2002, are shown below. Mortgaged-backed securities are allocated on the basis of the prior three months historical constant prepayment rate ("CPR"). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts maturing:				
One year or less	$1,012,052	$1,026,272	$ 9,060,407	$ 9,105,334
After one year through five years	1,148,503	1,230,302	14,616,924	14,708,941
After five years through ten years	1,269,155	1,305,663	6,200,035	6,260,448
After ten years	1,383,857	1,417,023	1,637,392	1,636,603
	$4,813,567	$4,979,260	$31,514,758	$31,711,326

Securities held-to-maturity were called for redemption for total proceeds of $1,249,443, $2,134,450 and $257,500, resulting in gross realized gains of $466, $529 and $7,560 in 2002, 2001 and 2000, respectively.

Available-for-sale securities were called for redemption for total proceeds of $24,113,124 and $2,421,300 resulting in gross realized gains of $0.00 and $33,206 in 2002 and 2001, respectively.

Investment securities were pledged to secure deposits as required or permitted by law, with an amortized cost of $12,625,811 and $15,078,525 and fair value of $12,779,932 and $15,204,483 at September 30, 2002 and 2001, respectively.

NOTE C--LOANS RECEIVABLE

Loans receivable consist of the following at September 30:

	2002	2001
Mortgage loans:		
One- to four-family residences	$41,481,983	$42,213,164
Commercial and Multi-family residential	7,161,709	7,111,683
Construction	2,118,359	1,782,457
Land	2,846,961	2,373,548
	53,609,012	53,480,852
Commercial	8,921,183	6,340,211
Agricultural	5,237,221	4,832,240
Consumer and other loans:		
Home equity	292,256	140,305
Loans on savings	1,529,143	1,409,647
Automobile	5,014,278	5,615,379
Other	1,233,650	1,288,336
	8,069,327	8,453,667
	75,836,743	73,106,970
Net deferred loan-origination fees	120,930	117,062
Allowance for loan losses	(742,772)	(720,000)
	$75,214,901	$72,504,032

Amounts for 2001 have been restated to conform with loan classifications for 2002.

At September 30, 2002 and 2001, the Company serviced loans amounting to $101,752 and $1,008,354, respectively, for the benefit of others. Also, the Company had loans serviced by others amounting to $6,516,208 and $5,551,799 at September 30, 2002 and 2001, respectively.

One- to four-family loans are pledged under a blanket pledge agreement to secure FHLB advances.

In the ordinary course of business, the Company makes loans to its directors and officers at substantially the same terms prevailing at the time of origination for comparable transactions with borrowers. The following is a summary of related party loan activity:

	Year ended September 30	
	2002	2001
Balance, beginning of year	$228,477	$289,756
Originations	74,966	143
Payments	(63,005)	(61,422)
BALANCE, END OF YEAR	$240,438	$228,477

NOTE C--LOANS RECEIVABLE - Cont'd

Activity in the allowance for loan losses is as follows:

	Year ended September 30		
	2002	2001	2000
Balance, beginning of year	$720,000	$648,400	$599,209
Provision for loan losses	108,000	143,919	69,865
Charge-offs, net of recoveries	(85,228)	(72,319)	(20,674)
BALANCE, END OF YEAR	$742,772	$720,000	$648,400

The recorded investment in impaired loans, for which there is no need for a valuation allowance based upon the measure of the loan's fair value of the underlying collateral at September 30, 2002 and 2001, was $99,927 and $226,861, respectively. The average recorded investment in impaired loans during the year ended September 30, 2002 and 2001 was $203,836 and $97,942, respectively. The amount of interest included in interest income on such loans for the year ended September 30, 2002 and 2001, amounted to approximately $16,010 and $7,976, respectively.

NOTE D--ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following at September 30:

	2002	2001
Loans	$ 738,626	$ 891,427
Investment securities and interest bearing deposits	284,161	240,860
	$1,022,787	$1,132,287

NOTE E-PREMISES AND EQUIPMENT

Premises and equipment consists of the following at September 30:

	2002	2001
Land	$ 410,265	$ 503,465
Building and improvements	2,882,849	3,148,603
Furniture and equipment	1,384,019	1,335,751
	4,677,133	4,987,819
Less accumulated depreciation and amortization	1,165,620	1,136,154
	$3,511,513	$3,851,665

Interest costs of $72,194, related to new building construction, were capitalized during the year ended September 30, 2001. During the year ended September 30, 2002, an unused banking facility consisting of land and building cost of $93,200 and $288,483, respectively, less accumulated depreciation of $168,653 was transferred to other assets. Rental income on leased property for 2002 totaled $5,400 and depreciation expense amounted to $2,035. Future minimum rentals amount to $900 per month through March 31, 2007.

NOTE F--DEPOSITS

Deposit account balances are summarized as follow at September 30:

	2002		2001	
	Amount	%	Amount	%
Noninterest-bearing	$ 9,831,646	10.31%	$ 9,128,715	9.12%
NOW	9,511,528	9.97	8,462,351	8.45
Money Market	8,051,219	8.44	10,972,993	10.96
Passbook savings	10,219,611	10.71	6,140,565	6.13
	37,614,004	39.43	34,704,624	34.66
Certificates of deposit:				
2.00 to 2.99%	25,671,691	26.91	41,448	.04
3.00 to 3.99%	8,312,033	8.72	4,316,000	4.31
4.00 to 4.99%	4,468,147	4.69	14,770,393	14.75
5.00 to 5.99%	5,024,581	5.27	14,217,040	14.20
6.00 to 6.99%	10,037,979	10.52	20,558,006	20.53
7.00 to 7.99%	4,257,349	4.46	11,521,672	11.51
	57,771,780	60.57	65,424,559	65.34
	$95,385,784	100.00%	$100,129,183	100.00%
Weighted Average Interest Rates	3.49%		4.87%	

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $11,442,530 and $12,092,519 at September 30, 2002 and 2001, respectively. Deposits over $100,000 are not federally insured.

The Company had deposits of approximately $1,772,000 and $2,161,000 for its directors and officers at September 30, 2002 and 2001, respectively.

At September 30, 2002, contractual maturities of certificate accounts are as follows:

Stated Interest Rate	2003	2004	2005	2006	2007	After
2.00 to 2.99%	$23,562,839	$2,108,852	$ ---	$ ---	$ ---	$ ---
3.00 to 3.99%	4,811,003	1,962,191	1,230,891	307,948	---	---
4.00 to 4.99%	2,724,267	708,964	509,426	31,132	212,217	282,141
5.00 to 5.99%	2,441,059	1,687,360	311,297	133,236	451,629	---
6.00 to 6.99%	5,145,578	3,039,005	842,253	455,230	544,925	10,988
7.00 to 7.99%	3,930,516	86,816	140,017	---	100,000	---
	$42,615,262	$9,593,188	$3,033,884	$ 927,546	$1,308,771	$293,129

Interest expense on deposits is as follows:

	Year ended September 30		
	2002	2001	2000
Now, Money Market and Passbook savings accounts	$ 696,743	$ 775,903	$ 803,907
Certificate accounts	2,961,268	3,891,609	3,279,847
	$3,658,011	$4,667,512	$4,083,754

NOTE G--ADVANCES FROM FEDERAL HOME LOAN BANK OF DES MOINES

Advances from FHLB consist of the following at September 30:

	2002	2001
6.80% fixed rate, due on or before March 15, 2002	$ ---	$ 35,000
5.25% fixed rate, due in monthly installments over a period of fifteen years through December 2, 2013	1,636,438	1,740,473
4.76% fixed rate, final maturity date of December 15, 2008, callable quarterly beginning December 15, 2003	2,500,000	2,500,000
5.47% fixed rate, due in monthly installments over a period of fifteen years through October 21, 2013, putable quarterly beginning October 21, 2003	527,776	561,507
6.90% fixed rate, due August 29, 2003	1,000,000	1,000,000
6.61% fixed rate, due September 29, 2003	1,000,000	1,000,000
5.26% fixed rate, due March 21, 2011, callable quarterly after one year if the three-month LIBOR rate is equal to or greater than 8%. If called, the Bank has the option of requesting any advance from FHLB otherwise available pursuant to its credit policy.	3,500,000	3,500,000
2.61% fixed rate, due October 17, 2002	3,500,000	---
3.18% fixed rate, due October 22, 2003	2,500,000	---
3.80% fixed rate, due October 22, 2004	2,000,000	---
4.20% fixed rate, due October 24, 2005	2,000,000	---
	$20,164,214	$10,336,980

Scheduled maturities of FHLB advances are as follows:

Year ending September 30	Amount
2003	$ 5,645,254
2004	2,653,149
2005	2,161,472
2006	2,170,248
2007	179,501
Thereafter	7,354,590
	$20,164,214

The advances are collateralized by a blanket pledge agreement with FHLB under which the Company can draw advances of unspecified amounts. The Company must hold an unencumbered portfolio of one- to four-family residential mortgages with a book value of not less than 120% of the indebtedness. The advance agreements include certain prepayment privileges that generally include penalty provisions if prepaid before certain specified dates.

NOTE H--NOTES PAYABLE

Notes payable at September 30, 2001 were acquired in the purchase of Lafayette County Bank. The notes are unsecured, bear interest at the rate of 10% and are payable to the previous owners of Lafayette County Bank. The final principal payment was made July 3, 2002 in the amount of $83,219.

NOTE I--INCOME TAXES

Components of income tax expense (benefit) are as follows:

	Year ended September 30		
	2002	2001	2000
Current	$316,100	$307,500	$453,300
Deferred (benefit)	93,900	(196,500)	(68,800)
	$410,000	$111,000	$384,500

The Company has a contribution carryover that expires in 2006 in the amount of approximately $293,000.

During 1996, the Small Business Job Protection Act (the "Act) was signed into law. The Act eliminated the percentage of taxable income bad debt deductions for thrift institutions for tax years beginning after December 31, 1995. The Act provides that bad debt reserves accumulated prior to 1988 be exempt from recapture. Bad debt reserves accumulated after 1987 are subject to recapture over a six year period. B&L has provided for deferred income taxes for the reserve recapture after 1987; therefore the impact of this legislation will not have a material effect on B&L's financial statements.

Prior to the enactment of the Act, B&L accumulated approximately $2,000,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for income tax purposes only. If any of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to income tax at the current corporate rates.

The provision for income taxes as shown on the consolidated statements of income differs from amounts computed by applying the statutory federal income tax rate of 34% to income before taxes as follows:

	Year ended September 30					
	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Income tax expense at statutory rate	$441,409	34.0%	$244,746	34.0%	$414,478	34.0%
Increase (decrease) in taxes resulting from:						
Officers life insurance	(10,161)	(0.8)	(9,846)	(1.4)	(10,056)	(0.8)
Tax exempt income, net of related expenses	(69,846)	(5.4)	(64,054)	(8.9)	(66,077)	(5.4)
Amortization of intangible assets arising from acquisitions	---	---	25,049	3.5	25,235	2.1
State income tax, net of federal benefit	35,640	2.8	---	---	21,780	1.8
Excess of appraised value of contribution of building over carrying value	---		(86,961)	(12.1)	---	---
Other, net	12,958	1.0	2,066	0.3	(860)	(0.1)
	$410,000	31.6%	$111,000	15.4%	$384,500	31.6%

NOTE I--INCOME TAXES - Cont'd

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences that give rise to a significant portion of deferred tax assets and liabilities are as follows at September 30:

	2002	2001
Deferred tax assets		
Allowance for loan losses	$244,800	$226,800
Unearned MRDP shares	---	94,000
Deferred compensation	154,000	147,300
Contribution carryforward	108,400	141,300
Capital loss, net of valuation allowance	663	663
Deferred tax liabilities		
Depreciation	(8,500)	(16,800)
Unrealized gain on available-for-sale securities	(73,000)	(54,000)
FHLB stock dividend	(58,300)	(58,300)
NET DEFERRED TAX ASSET	$368,063	$480,963

NOTE J--REGULATORY CAPITAL REQUIREMENTS

B&L is subject to various regulatory capital requirements administered by the OTS. Failure to meet the capital requirements can initiate certain mandatory and discretionary actions by regulators that could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, B&L must meet capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Company's subsidiary bank to maintain minimum amounts and ratios, as set forth in the table below of Total Risk-Based Capital to Risk-Weighted Assets and Tier 1 Capital to Risk-Weighted Assets, Tier 1 Capital to Adjusted Assets (the leverage ratio), and Tangible Capital to Adjusted Assets.

NOTE J--REGULATORY CAPITAL REQUIREMENTS - Cont'd

	Actual			Minimum For Capital Adequacy Purposes			Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio		Amount	Ratio		Amount	Ratio
				(Dollars in Thousands)				
As of September 30, 2002								
B & L Bank								
Total Risk-Based Capital (to Risk Weighted Assets)	$12,702	16.98%	≥	$5,983	8.00%	≥	$7,479	10.00%
Tier 1 Capital (to Risk Weighted Assets)	12,198	16.31	≥	2,992	4.00	≥	7,831	6.00
Tier 1 Capital (to Adjusted Assets)	12,198	9.35	≥	3,915	3.00	≥	6,526	5.00
Tangible Capital (to Adjusted Assets)	12,198	9.35	≥	1,958	1.00		N/A	N/A
As of September 30, 2001								
B & L Bank								
Total Risk-Based Capital (to Risk Weighted Assets)	$12,997	18.67%	≥	$5,570	8.00%	≥	$6,962	10.00%
Tier 1 Capital (to Risk Weighted Assets)	12,413	17.83	≥	2,785	4.00	≥	7,542	6.00
Tier 1 Capital (to Adjusted Assets)	12,413	9.87	≥	3,771	3.00	≥	6,285	5.00
Tangible Capital (to Adjusted Assets)	12,413	9.87	≥	1,885	1.50		N/A	N/A

Management believes that as of September 30, 2002 and 2001, the Company's banking subsidiary met all capital requirements to which they were subject.

NOTE K--EMPLOYEE BENEFITS

B&L is a participating employer in the Financial Institution Retirement Fund, a multi-employer defined benefit pension plan that covers substantially all full-time employees after one year of service. B&L's policy is to fund pension costs as necessary. The plan has been fully funded since June 30, 1997. Pension expense of $99,600, $45,300, and $37,800 was recognized for the years ended September 30, 2002, 2001 and 2000, respectively.

B&L also has a 401(k) salary reduction plan for all full-time employees. The plan is entirely funded by participant contributions. Participants may make deferrals up to 15% of compensation, subject to internal revenue code limitations.

The Company has also entered into salary continuation agreements with four of its officers. These agreements provide for monthly-deferred compensation payments for a period of 180 months following retirement. The Company has purchased life insurance policies to fund these agreements. Deferred compensation charged to operations for the years ended September 30, 2002, 2001 and 2000, was $46,577, $64,126, and $86,444, respectively.

NOTE K--EMPLOYEE BENEFITS - Cont'd

In connection with the conversion from mutual to stock form, B&L established an ESOP for the benefit of participating employees. Employees are eligible to participate upon attaining age twenty-one and completing one year of service.

The ESOP borrowed $1,012,000 from the Company to fund the purchase of 101,200 shares of the Company's common stock. The purchase of shares of the ESOP was recorded in the consolidated financial statements through a credit to common stock and additional paid-in capital with a corresponding charge to a contra equity account for the unreleased shares. The loan is secured solely by the common stock and is to be repaid in equal quarterly installments of principal and interest payable through March 2006, at 8.25%. The intercompany ESOP note and related interest are eliminated in consolidation.

B&L makes quarterly contributions to the ESOP that are equal to the debt service less dividends on unallocated ESOP shares used to repay the loan. Dividends on allocated shares will be paid to participants of the ESOP. Shares are released from collateral and allocated to participating employees, based on the proportion of loan principal and interest repaid and compensation of the participants. Forfeitures will be reallocated to participants on the same basis as other contributions in the plan year. Benefits are payable upon a participant's retirement, death, disability or separation from service.

Effective with the date of the stock conversion, the Company adopted Statement of Position ("SOP") 93-6. As shares are committed to be released from collateral, the Company reports compensation expense equal to the average fair value of the shares committed to be released. Dividends on allocated shares will be charged to stockholders' equity. Dividends on unallocated shares are recorded as a reduction to the ESOP loan. ESOP expense for the year ended September 30, 2002, 2001 and 2000, was $128,491, $107,804, and $98,601, respectively. The fair value of unreleased shares based on market price of the Company's stock at September 30, 2002 and 2001 was $514,516, and $563,549, respectively.

The number of ESOP shares is summarized as follows at September 30:

	2002	2001
Allocated shares	65,420	55,196
Unreleased shares	35,780	46,004
	101,200	101,200

The Board of Directors adopted and the shareholders subsequently approved an MRDP. Under the MRDP, common stock of 50,600 shares was awarded to certain directors, officers and employees of the Company and B&L. The award will not require any payment by the recipients and will vest over five years beginning one year after the date of the award (June 11, 1997). Amortization of the award resulted in a charge to compensation and benefit expense of $20,635, $56,745 and $104,031 in 2002, 2001 and 2000, respectively. As of June 11, 2002, all shares awarded are fully vested.

The Company has entered into three-year employment agreements with certain members of management. Under the agreements, the Company will pay the members their initial base salaries, which may be increased at the discretion of the Board of Directors. Additionally, the agreements provide for severance payments if employment is terminated following a change in control. These payments will be equal to 2.99 times their average annual compensation paid during the five years immediately preceding the change in control.

The Company has authorized and the shareholders have approved the adoption of a stock option plan. Under the stock option plan, options to acquire 126,500 shares of the Company's stock may be granted to certain officers, directors and employees of the Company and B&L. The options will enable the recipient to purchase stock at an exercise price equal to the fair market value of the stock at the date of grant. On June 11, 1997, the Company granted options for 101,200 shares for $15.125 per share. The options will vest over the five years following the date of grant and are exercisable for up to 10 years. No options have been exercised at September 30, 2002.

NOTE K--EMPLOYEE BENEFITS - Cont'd

The Company adopted SFAS No. 123, *Accounting for Stock-Based Compensation*, which permits entities to recognize, as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to disclose pro forma net income and income per share as if the fair value-based method defined in SFAS No. 123 has been applied, while continuing to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, under which compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

The Company has elected to apply the recognition provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Had compensation expense for the Company's incentive and nonstatutory stock options been determined based upon the fair value of the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net earnings and diluted earnings per share would have been reduced by approximately $74,986, $88,453 and $88,453 or $0.10, $0.11 and $0.10 per share for the year ended September 30, 2002, 2001 and 2000, respectively.

Following is a summary of the fair values of options granted using the Black-Scholes option-pricing model for the years ended September 30, 2002, 2001 and 2000:

Fair value at grant date	$6.94
Assumptions:	
Dividend yield	1.14%
Volatility	20.27%
Risk-free interest rate	6.10%
Expected life	10 years

Pro forma net earnings reflect only options granted and vested in fiscal 2002, 2001 and 2000. Therefore, the full impact of calculating compensation expense for stock options under SFAS is not reflected in the pro forma net earnings amount presented above because compensation expense is reflected over the options' vesting period.

NOTE L--INCOME PER SHARE

The shares used in calculation of basic and diluted income per share are as follows:

	Year ended September 30		
	2002	2001	2000
Weighted average common shares outstanding	712,753	714,208	746,406
Stock options and MRDP	7,124	10,117	15,008
	719,877	724,325	761,414

NOTE M--FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND CONTINGENCIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customer-financing needs. These financial instruments consist principally of commitments to extend credit. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Company does not generally require collateral or other security on unfunded loan commitments until such time that loans are funded. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Such collateral consists primarily of residential properties.

At September 30, 2002 and 2001, the Company was committed to originate loans aggregating approximately $9,260,000 and $8,800,000, respectively. Fixed loan commitments at September 30, 2002 and 2001, amounted to approximately $3,945,000 and $2,276,000 with interest rates ranging from 4.4% to 12.0% and 4.0% to 18.5%, respectively. The Company also has outstanding letters of credit in the amount of $6,400 and $37,000, respectively, at September 30, 2002 and 2001.

At September 30, 2002 and 2001, the Company had amounts on deposit at banks and federal agencies in excess of federally insured limits of approximately $8,046,969 and $12,052,295 respectively.

In addition, the Company from time to time becomes a defendant in certain claims and legal actions arising in the ordinary course of business. At September 30, 2002, there were no such claims and legal actions.

NOTE N--FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Values of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks and interest-bearing deposits: The carrying amounts of cash and due from depository institutions and certificates of deposit approximate their fair value.

Investment and mortgage-backed securities: Fair value is determined by reference to quoted market prices.

Federal funds sold: The carrying value approximates fair value.

Stock in FHLB: This stock is a restricted asset and its carrying value is a reasonable estimate of fair value.

Loans held for sale: The carrying value approximates fair value based on sales commitments at the time of origination.

NOTE N--FAIR VALUE OF FINANCIAL INSTRUMENTS - Cont'd

Loans receivable: The fair value of first mortgage loans is estimated by using discounted cash flow analyses, using interest rates currently offered by the Company for loans with similar terms to borrowers of similar credit quality. The majority of real estate loans are residential. First mortgage loans are segregated by fixed and adjustable interest terms. The fair value of consumer loans is calculated by using the discounted cash flow based upon the current market for like instruments. Fair values for impaired loans are estimated using discounted cash flow analyses.

Accrued interest receivable: The carrying value approximates fair value.

Transaction deposits: Transaction deposits, payable on demand or with maturities of 90 days or less, have a fair value equal to book value.

Certificates of deposit: The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar maturities.

Advances from borrowers for taxes and insurance: The book value approximates fair value.

Advances from FHLB: The fair value is estimated by discounting the future cash flows using interest rates currently offered by the FHLB for advances with similar maturities.

Notes payable: The book value approximates fair value.

Off-balance sheet instruments: The fair value of a loan commitment and a letter of credit is determined based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the counterparties. Neither the fees earned during the year on these instruments nor their value at year end are significant to the Company's consolidated financial position.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. The valuation techniques employed above involve uncertainties and are affected by assumptions used and judgements regarding prepayments, credit risk, discount rates, cash flows and other factors. Changes in assumptions could significantly affect the reported fair value.

NOTE N--FAIR VALUE OF FINANCIAL INSTRUMENTS - Cont'd

In addition, the fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. The amounts are as follows at September 30:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)			
ASSETS				
Cash	$ 2,108	$ 2,108	$ 1,738	$ 1,738
Interest-bearing deposits	6,909	6,909	11,513	11,513
Investment securities available-for-sale	31,711	31,711	24,737	24,737
Investment securities held-to-maturity	4,814	4,979	6,073	6,194
Federal funds sold	2,466	2,466	1,919	1,919
Stock in FHLB	1,017	1,017	618	618
Loans held for sale	420	420	197	197
Loans receivable	75,215	75,860	72,504	74,046
Accrued interest receivable	1,023	1,023	1,132	1,132
LIABILITIES				
Transaction accounts	37,614	37,614	34,705	34,705
Certificates of deposit	57,772	58,027	65,425	66,465
Advances from borrowers for taxes and insurance	168	168	201	201
Advances from FHLB	20,164	20,402	10,337	10,211
Notes payable	---	---	83	83

NOTE O--CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed balance sheets, condensed statements of income and cash flows for Lexington B & L Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

CONDENSED BALANCE SHEETS

	September 30 2002	2001
ASSETS		
Cash	$ 1,006,944	$ 326,768
Municipal investment held-to-maturity		---
ESOP note receivable	450,802	557,650
Investment in subsidiaries:		
B & L Bank	13,111,278	13,508,009
B & L Mortgage, Inc.	84,808	61,426
Other	129,836	188,308
TOTAL ASSETS	$14,783,668	$14,642,161
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses	$ 5,244	$ 3,500
Notes payable	---	83,219
Stockholders' equity	14,778,424	14,555,442
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$14,783,668	$14,642,161

NOTE O--CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS - Cont'd

CONDENSED STATEMENTS OF INCOME

	Year ended September 30		
	2002	2001	2000
Income			
Dividends from subsidiary	$1,500,000	$ ---	$ ---
Interest	43,651	65,164	93,894
Loss on sale of investment	---	(2,650)	---
	1,543,651	62,514	93,894
Expenses			
MRDP	20,634	56,745	104,031
Interest	6,293	15,505	24,856
Professional fees	69,079	80,419	78,498
Inter-Company expense reimbursement	18,000	---	---
Other	23,876	29,539	22,332
	137,882	182,208	229,717
Income (loss) before equity in undistributed earnings of subsidiaries and income taxes	1,405,769	(119,694)	(135,823)
Increase (decrease) in undistributed equity of subsidiaries	(549,506)	683,536	923,377
INCOME BEFORE INCOME TAXES	856,263	563,842	787,554
Income taxes benefit	(32,000)	(45,000)	(47,000)
NET INCOME	$ 888,263	$608,842	$ 834,554

CONDENSED STATEMENTS OF CASH FLOWS

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 888,263	$608,842	$ 834,554
Adjustments to reconcile net income to net cash provided from operating activities:			
(Increase) decrease in undistributed equity of subsidiaries	549,506	(683,536)	(923,377)
Loss on sale of investment	---	2,650	---
Amortization of MRDP	20,635	56,745	104,031
Increase (decrease) in other assets and liabilities	60,215	(16,704)	(52,095)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,518,619	(32,003)	(36,887)
Cash flow from investing activities			
Purchase of security held-to-maturity	---	---	(265,000)
Proceeds from sale of security	---	262,350	---
Surplus distribution from subsidiary	---	---	450,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	---	262,350	185,000
Cash flows from financing activities			
Principal payments on notes payable	(83,219)	(95,000)	(95,000)
Principal collected from ESOP	106,848	98,469	90,748
Dividends paid	(228,360)	(235,170)	(248,364)
Purchase of treasury stock	(633,712)	(192,475)	(1,949,147)
NET CASH USED IN FINANCING ACTIVITIES	(838,443)	(424,176)	(2,201,763)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	680,176	(193,829)	(2,053,650)
Cash, beginning of year	326,768	520,597	2,574,247
CASH, END OF YEAR	$1,006,944	$326,768	$ 520,597

DIRECTORS AND OFFICERS

LEXINGTON B & L FINANCIAL CORP.

OFFICERS:

E. Steva Vialle
Chief Executive Officer

William J. Huhmann
President and
Chief Financial Officer

Mark D. Summerlin
Senior Vice-President
and Secretary

Terry L. Thompson
Vice-President

DIRECTORS:

Erwin Oetting, Jr.
Chairman of the Board

E. Steva Vialle
Chief Executive Officer

William J. Huhmann
President and
Chief Financial Officer

Steve Oliaro
President
Baker Memorials, Inc.

Norman Vialle
Retired Businessman

Charles R. Wilcoxon
Retired Businessman

B & L BANK

OFFICERS:

E. Steva Vialle
Chief Executive Officer

Terry L. Thompson
Executive Vice-President
and Secretary

William J. Huhmann
Senior Vice-President

Kathryn M. Swafford
Senior Vice-President and Treasurer

Carol Summerlin
Vice President

DIRECTORS:

Erwin Oetting, Jr.
Chairman of the Board

E. Steva Vialle
Chief Executive Officer

Mark D. Summerlin
President

Terry L. Thompson
Executive Vice-President
and Secretary

Steve Oliaro
President
Baker Memorials, Inc.

Norman Vialle
Retired Businessman

B & L BANK - CONT'D

OFFICERS:

Kirk Craven
Vice President

Betty Smith
Assistant Vice-President

Vickie Church
Assistant Vice-President

Betty Teter
Assistant Vice-President

Elsie Binder
Assistant Branch Manager

Mary Ann Campbell
Branch Manager

DIRECTORS:

Charles R. Wilcoxon
Retired Businessman

Advisory Directors

Alfred Block
Farmer

Norman Rasa
Businessman/Farmer

William C. LaHue, M.D.
Medical Doctor

CORPORATE INFORMATION

OFFICES

LEXINGTON B & L FINANCIAL CORP.
AND B & L BANK

205 S. 13th Street
Lexington, Missouri 64067
Telephone (660) 259-2247

BRANCH LOCATIONS

107 W. Hwy 224
Wellington, Missouri 64097
Telephone (816) 934-2641

119 E. Second Street
Callao, Missouri 63534
Telephone (660) 768-5511

INDEPENDENT AUDITORS

Moore, Horton & Carlson, P.C.
Mexico, Missouri

GENERAL COUNSEL

Aull, Sherman, Worthington,
Giorza & Hamilton, LLC
Lexington, Missouri

SPECIAL COUNSEL

Muldoon Murphy & Faucette LLP
Washington, D.C.

STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at the main office of B & L Bank, 205 S. 13th Street, Lexington, Missouri, on Tuesday, January 21, 2003 at 10:00 a.m., local time.

SHAREHOLDER AND GENERAL INQUIRIES

E. Steva Vialle
B & L Bank
205 S. 13th Street
Lexington, Missouri 64067
(660) 259-2247

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 866-1340

ANNUAL AND OTHER REPORTS

A COPY OF THE FORM 10-KSB (WITHOUT EXHIBITS) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE FOR VOTING AT THE ANNUAL MEETING OF STOCKHOLDERS UPON WRITTEN REQUEST TO THE SECRETARY, LEXINGTON B & L FINANCIAL CORP., 205 S. 13th STREET, LEXINGTON, MISSOURI 64067. THE COMPANY'S FORM 10-KSB IS ALSO AVAILABLE THROUGH THE SEC'S WORLD WIDE WEB SITE ON THE INTERNET (http://www.sec.gov).

LEXINGTON B&L *Financial Corp.*

Parent Company of

B&L Bank

205 S. 13th St.

P.O. Box 190

Lexington, MO 64067